UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 1)

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES EXCHANGE ACT OF 1934

Le Gaga Holdings Limited

(Name of the Issuer)

Le Gaga Holdings Limited

Harvest Holdings Limited

Harvest Parent Limited

Harvest Merger Limited

Ms. Na Lai Chiu

Valuetrue Investments Limited

Mr. Shing Yung Ma

Grow Grand Limited

Sequoia Capital China I, L.P.

Sequoia Capital China Partners Fund I, L.P.

Sequoia Capital China Principals Fund I, L.P.

Sequoia Capital China Growth Fund I, L.P.

Sequoia Capital China Growth Partners Fund I, L.P.

Sequoia Capital China GF Principals Fund I, L.P.

SC China Holding Limited

Mr. Neil Nanpeng Shen

YH Greenhouse, LLC

Yiheng Capital, LLC

Mr. Yuanshan Guo

SIG China Investments One, Ltd.

SIG Asia Investment, LLLP

Honeycomb Assets Management Limited

Mr. Ming Xia Fu

Limewater Limited

Mr. Wei Min Xia

Natural Eternity Limited

Mr. Kin Ip Law

Mr. Gordon Xiaogang Wang

Win Seasons Holdings Limited

Mr. Ming Ho Lui

(Names of Persons Filing Statement)

Ordinary Shares, par value US$0.01 per share

American Depositary Shares, each representing 50 Ordinary Shares

(Title of Class of Securities)

521168 104

(CUSIP Number)

Le Gaga Holdings Limited

Unit 1105, The Metropolis Tower, 10

Metropolis Drive, Hung Hom, Kowloon,

Hong Kong

Attention: Brian Shek

Telephone: (852) 3162-8585

YH Greenhouse, LLC

Yiheng Capital, LLC

Mr. Yuanshan Guo

1 Montgomery St. Ste 3450, San

Francisco, California 94104

Telephone: +1 (415) 875-5600

Harvest Holdings Limited

Harvest Parent Limited

Harvest Merger Limited

Ms. Na Lai Chiu

Valuetrue Investments Limited

Mr. Shing Yung Ma

Grow Grand Limited

Honeycomb Assets Management Limited

Mr. Ming Xia Fu

Limewater Limited

Mr. Wei Min Xia

Natural Eternity Limited

Mr. Kin Ip Law

Mr. Gordon Xiaogang Wang

Win Seasons Holdings Limited

Mr. Ming Ho Lui

Unit 1105, The Metropolis Tower, 10

Metropolis Drive, Hung Hom, Kowloon,

Hong Kong

Telephone: (852) 3162-8585

SIG China Investments One, Ltd.

SIG Asia Investment, LLLP

One Commerce Center

1201 N. Orange Street, Suite 715

Wilmington, DE 19801

Telephone: +1 (415) 403-6510

Sequoia Capital China I, L.P.

Sequoia Capital China Partners Fund I,

L.P.

Sequoia Capital China Principals

Fund I, L.P.

Sequoia Capital China Growth Fund I,

L.P.

Sequoia Capital China Growth Partners

Fund I, L.P.

Sequoia Capital China GF Principals

Fund I, L.P.

SC China Holding Limited

Mr. Neil Nanpeng Shen

Suite 2215, 22/F Two Pacific Place

88 Queensway, Hong Kong

Tel: (852) 2501-8989

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Gregory Puff, Esq. Akin Gump Strauss Hauer & Feld LLP Unit 01-04, 28th Floor, Alexandra House 18 Chater Road Central Hong Kong Tel: (852) 3694-0000 Fax: (852) 3694-3001	Akiko Mikumo, Esq. Weil, Gotshal & Manges LLP 29th Floor, Alexandra House 18 Chater Road Central Hong Kong Tel: (852) 3476-9000 Fax: (852) 3015-9354	Eugene Lee, Esq. Latham & Watkins 18th Floor, One Exchange Square 8 Connaught Place, Central Hong Kong Tel: (852) 2912-2500 Fax: (852) 2912-2600

This statement is filed in connection with (check the appropriate box):

☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer

☒	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transactional Valuation*	Amount of Filing Fee**
$37,119,106.81	$4,781

*	Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (a) the aggregate cash payment for the proposed per share cash payment of $0.0812 for 446,368,250 outstanding shares (including shares represented by American depositary shares) of the issuer subject to the transaction (which is the total outstanding shares less the rollover shares not being acquired), plus (b) the product of 182,691,500 ordinary shares issuable under all vested and unexercised options with an exercise price lower than $0.0812 multiplied by $0.004784048 per share (which is the difference between $0.0812 per share merger consideration and the weighted average exercise price of such vested and unexercised options of approximately $0.076415952 per share) ((a) and (b) together, the “Transaction Valuation”).

**	The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2014, was calculated by multiplying the Transaction Valuation by 0.0001288.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

INTRODUCTION

This Amendment No. 1 to the Rule 13E-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”):

•	Le Gaga Holdings Limited, a Cayman Islands exempted company with limited liability (the “Company”), the issuer of the ordinary shares, par value US$0.01 per share (each, a “Share” and collectively, the “Shares”), including the Shares represented by the American depositary shares (“ADSs”), each representing 50 Shares, that are subject to the transaction pursuant to Rule 13e-3 under the Exchange Act;

•	Harvest Holdings Limited, a Cayman Islands exempted company with limited liability (“Holdco”);

•	Harvest Parent Limited, a Cayman Islands exempted company with limited liability and a wholly-owned subsidiary of Holdco (“Parent”);

•	Harvest Merger Limited, a Cayman Islands exempted company with limited liability and a wholly-owned subsidiary of Parent (“Merger Sub”);

•	Ms. Na Lai Chiu, chairperson of the Company’s board of directors;

•	Valuetrue Investments Limited, a British Virgin Islands investment holding company with limited liability wholly-owned by Ms. Na Lai Chiu (“Valuetrue”);

•	Mr. Shing Yung Ma, a director and the chief executive officer of the Company;

•	Grow Grand Limited, a British Virgin Islands investment holding company with limited liability wholly-owned by Mr. Shing Yung Ma (“Grow Grand”);

•	Sequoia Capital China I, L.P., a Cayman Islands limited partnership;

•	Sequoia Capital China Partners Fund I, L.P., a Cayman Islands limited partnership;

•	Sequoia Capital China Principals Fund I, L.P., a Cayman Islands limited partnership;

•	Sequoia Capital China Growth Fund I, L.P., a Cayman Islands limited partnership;

•	Sequoia Capital China Growth Partners Fund I, L.P., a Cayman Islands limited partnership;

•	Sequoia Capital China GF Principals Fund I, L.P., a Cayman Islands limited partnership (together with Sequoia Capital China I, L.P., Sequoia Capital China Partners Fund I, L.P., Sequoia Capital China Principals Fund I, L.P., Sequoia Capital China Growth Fund I, L.P. and Sequoia Capital China Growth Partners Fund I, L.P., the “Sequoia Capital China Funds”);

•	SC China Holding Limited, a Cayman Islands exempted company and the ultimate general partner of each of the Sequoia Capital China Funds (“SC China”);

•	Mr. Neil Nanpeng Shen, the sole ultimate beneficial owner of SC China;

•	YH Greenhouse, LLC, a Delaware limited liability company (“YH Greenhouse”);

•	Yiheng Capital, LLC, a Delaware limited liability company and the managing member of YH Greenhouse (“Yiheng”);

•	Mr. Yuanshan Guo, the managing member of Yiheng;

•	SIG China Investments One, Ltd., a Cayman Islands exempted company with limited liability (“SIG China”);

•	SIG Asia Investment, LLLP, a Delaware limited liability partnership and the investment manager of SIG China (“SIG Asia”);

•	Honeycomb Assets Management Limited, a British Virgin Islands investment holding company with limited liability (“Honeycomb”);

•	Mr. Ming Xia Fu, the sole director and sole shareholder of Honeycomb;

•	Limewater Limited, a British Virgin Islands investment holding company with limited liability (“Limewater”);

•	Mr. Wei Min Xia, the sole shareholder and a director of Limewater;

•	Natural Eternity Limited, a British Virgin Islands investment holding company with limited liability (“Natural Eternity”);

•	Mr. Kin Ip Law, the sole director and sole shareholder of Natural Eternity;

•	Mr. Gordon Xiaogang Wang, a director of the Company;

•	Win Seasons Holdings Limited, a Hong Kong investment holding company with limited liability wholly-owned by Mr. Gordon Xiaogang Wang; and

•	Mr. Ming Ho Lui.

In this Transaction Statement, we refer to Ms. Na Lai Chiu, Valuetrue, Mr. Shing Yung Ma, Grow Grand, the Sequoia Capital China Funds, YH Greenhouse, SIG China, Pacven Walden Ventures VI, L.P., a Cayman Islands limited partnership, Pacven Walden Ventures Parallel VI, L.P., a Cayman Islands limited partnership, Honeycomb, Limewater, Natural Eternity, Win Seasons and Mr. Ming Ho Lui collectively as the “Rollover Shareholders”.

On July 30, 2014, Parent, Merger Sub and the Company entered into an agreement and plan of merger (as may be amended from time to time, the “merger agreement”), which included a plan of merger required to be filed with the Registrar of Companies of the Cayman Islands, substantially in the form attached as Appendix 1 to the merger agreement (the “plan of merger”). If the merger agreement is approved and authorized by the Company’s shareholders and the other conditions to the closing of the merger (as described below) are satisfied, Merger Sub will merge with and into the Company (the “merger”), with the Company continuing as the surviving company after the merger as a wholly owned subsidiary of Parent.

Under the terms of the merger agreement, at the effective time of the merger (the “effective time”), each outstanding Share (including Shares represented by ADSs) other than Excluded Shares (as defined below) will be cancelled in exchange for the right to receive $0.0812 per Share or $4.06 per ADS (less the $0.05 per ADS cancellation fee to be paid pursuant to the terms of the deposit agreement dated November 3, 2010 by and among the Company and Citibank, N.A. (the “ADS depositary”) and the holders and beneficial owners of ADSs issued thereunder), in each case, in cash, without interest, and net of any applicable withholding taxes. “Excluded Shares” are (i) Shares and ADSs beneficially owned (as determined pursuant to Rule 13d-3 under the Exchange Act) by Parent or any wholly-owned subsidiary of Parent (including Merger Sub) immediately prior to the effective time, including each Share or ADS to be contributed to Parent by the Rollover Shareholders in connection with the rollover and support agreement dated as of July 30, 2014 (as may be amended from time to time, the “rollover agreement”) entered into by Parent, Holdco and the Rollover Shareholders and each Share or ADS which may be contributed to Parent by certain other shareholders of the Company in accordance with certain additional rollover agreements, if any, which are entered into, with the prior consent of the special committee, by such shareholders and Parent from the date of the merger agreement until the closing date of the merger, and (ii) Shares (“Dissenting Shares”) owned by holders of Shares who have validly exercised and not effectively withdrawn or lost their dissenters’ rights pursuant to Section 238 of the Companies Law (2013 Revision) of the Cayman Islands (the “Cayman Companies Law”). At the effective time, the Excluded Shares (other than Dissenting Shares) will be cancelled for no consideration.

In addition, at the effective time, each outstanding vested and unexercised option to purchase Shares granted under the Company’s 2009 Share Incentive Plan and the Company’s 2010 Share Incentive Plan (each, a “Company

Incentive Plan”, and collectively, the “Company Incentive Plans”) will be cancelled and converted into the right to receive, as soon as practicable after the effective time, a cash amount equal to the number of Shares issuable under such vested option immediately prior to the effective time of the merger multiplied by the amount by which $0.0812 exceeds the exercise price per Share of such vested option. At the effective time, each outstanding unvested option to purchase Shares granted under the Company Incentive Plans will be cancelled for no consideration.

Further, under the rollover agreement, the Rollover Shareholders have agreed with Parent and Holdco, among other things, that (a) they will vote all of their Shares in favor of the proposal to approve and authorize the merger agreement, the plan of merger and the transactions contemplated by the merger agreement, including the merger, and (b) the Shares (including Shares represented by ADSs) held by them will be contributed to Parent and cancelled for no consideration in the merger and that they will subscribe for newly issued ordinary shares of Holdco immediately prior to the closing of the merger. Each Dissenting Share will be cancelled for the right to receive the fair value of such Dissenting Share as determined in accordance with Section 238 of the Cayman Companies Law.

The merger remains subject to the satisfaction or waiver of the conditions set forth in the merger agreement, including obtaining the requisite authorization and approval of the shareholders of the Company. In order for the merger to be completed, the merger agreement, the plan of merger and the merger must be authorized and approved by a special resolution of the Company passed by an affirmative vote of at least two-thirds of such shareholders of the Company entitled to do so, voting in person or by proxy as a single class at the extraordinary general meeting of shareholders of the Company.

The Company will make available to its shareholders a proxy statement (the “Proxy Statement,” a copy of which is attached as Exhibit (a)-(1) to this Transaction Statement), relating to the extraordinary general meeting of shareholders of the Company, at which the shareholders of the Company will consider and vote upon, among other proposals, a proposal to approve the merger agreement, the plan of merger and the transactions contemplated by the merger agreement, including the merger. Copies of the merger agreement and plan of merger are attached to the Proxy Statement as Annex A and are incorporated herein by reference.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. Capitalized terms used but not defined in this Transaction Statement shall have the meanings given to them in the Proxy Statement.

All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person.

Item 1 Summary Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

Item 2 Subject Company Information

(a) Name and Address. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

(b) Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“The Extraordinary General Meeting—Record Date; Shares and ADSs Entitled to Vote”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(c) Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Market Price of the ADSs, Dividends and Other Matters—Market Price of the ADSs”

(d) Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Market Price of the ADSs, Dividends and Other Matters—Dividend Policy”

(e) Prior Public Offering. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Transactions in the Shares and ADSs—Prior Public Offerings”

(f) Prior Stock Purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Transactions in the Shares and ADSs—Purchases by the Company; Purchases by Members of Buyer Group”

Item 3 Identity and Background of Filing Person

(a) Name and Address. Le Gaga Holdings Limited is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Annex D—Directors and Executive Officers of Each Filing Person”

(b) Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Annex D—Directors and Executive Officers of Each Filing Person”

(c) Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Annex D—Directors and Executive Officers of Each Filing Person”

Item 4 Terms of the Transaction

(a)-(1) Material Terms—Tender Offers. Not applicable.

(a)-(2) Material Terms—Mergers or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors”

•	“The Extraordinary General Meeting”

•	“The Merger Agreement and Plan of Merger”

•	“Material U.S. Federal Income Tax Consequences”

•	“Material Cayman Islands Tax Consequences”

•	“Annex A—Agreement and Plan of Merger”

(c) Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Special Factors—Rollover Agreement”

•	“The Extraordinary General Meeting—Proposals to be Considered at the Extraordinary General Meeting”

•	“The Extraordinary General Meeting—Vote Required”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

(d) Dissenters’ Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Dissenter Rights of Shareholders”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Dissenter Rights”

•	“Annex C—Cayman Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised)—Section 238”

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Provisions for Unaffiliated Security Holders”

(f) Eligibility of Listing or Trading. Not applicable.

Item 5 Past Contracts, Transactions, Negotiations and Agreements

(a) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Related Party Transactions”

•	“Transactions in the Shares and ADSs”

(b) Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board of Directors”

•	“Special Factors—Purpose and Reasons of the Buyer Group for the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

(c) Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Rollover Agreement”

•	“Summary Term Sheet—Plans for the Company after the Merger”

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Financing of the Merger”

•	“Special Factors—Rollover Agreement”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Special Factors—Voting by the Rollover Shareholders at the Extraordinary General Meeting”

•	“The Merger Agreement and Plan of Merger”

•	“Transactions in the Shares and ADSs”

•	“Annex A—Agreement and Plan of Merger”

Item 6 Purposes of the Transaction and Plans or Proposals

(b) Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors—Purpose and Reasons of the Buyer Group for the Merger”

•	“Special Factors—Effects of the Merger on the Company”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

(c)(1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Merger”

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Summary Term Sheet—Plans for the Company after the Merger”

•	“Summary Term Sheet—Financing of the Merger”

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board of Directors”

•	“Special Factors—Purpose and Reasons of the Buyer Group for the Merger”

•	“Special Factors—Effects of the Merger on the Company”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Financing of the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

Item 7 Purposes, Alternatives, Reasons and Effects

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Summary Term Sheet—Plans for the Company after the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board of Directors”

•	“Special Factors—Purpose and Reasons of the Buyer Group for the Merger”

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board of Directors”

•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

•	“Special Factors—Purpose and Reasons of the Buyer Group for the Merger”

•	“Special Factors—Alternatives to the Merger”

•	“Special Factors—Effects on the Company if the Merger is not Completed”

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board of Directors”

•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

•	“Special Factors—Purpose and Reasons of the Buyer Group for the Merger”

•	“Special Factors—Effects of the Merger on the Company”

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board of Directors”

•	“Special Factors—Purpose and Reasons of the Buyer Group for the Merger”

•	“Special Factors—Effects of the Merger on the Company”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Effects on the Company if the Merger is not Completed”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Special Factors—Material U.S. Federal Income Tax Consequences”

•	“Special Factors—Material Cayman Islands Tax Consequences”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

Item 8 Fairness of the Transaction

(a)-(b) Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Recommendations of the Special Committee and the Board of Directors”

•	“Summary Term Sheet—Position of the Buyer Group as to Fairness”

•	“Summary Term Sheet—Opinion of the Special Committee’s Financial Advisor”

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board of Directors”

•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

•	“Special Factors—Opinion of the Special Committee’s Financial Advisor”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Annex B—Opinion of Duff & Phelps, LLC as Financial Advisor”

(c) Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Shareholder Vote Required to Authorize and Approve the Merger Agreement and Plan of Merger”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors—Voting by the Rollover Shareholders at the Extraordinary General Meeting”

•	“The Extraordinary General Meeting—Vote Required”

(d) Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board of Directors”

•	“Special Factors—Opinion of the Special Committee’s Financial Advisor”

•	“Annex B—Opinion of Duff & Phelps, LLC as Financial Advisor”

(e) Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Recommendations of the Special Committee and the Board of Directors”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board of Directors”

(f) Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board of Directors”

•	“Special Factors—Alternatives to the Merger”

Item 9 Reports, Opinions, Appraisals and Negotiations

(a) Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Opinion of the Special Committee’s Financial Advisor”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Opinion of the Special Committee’s Financial Advisor”

•	“Annex B—Opinion of Duff & Phelps, LLC as Financial Advisor”

(b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Opinion of the Special Committee’s Financial Advisor”

•	“Special Factors—Opinion of the Special Committee’s Financial Advisor”

•	“Annex B—Opinion of Duff & Phelps, LLC as Financial Advisor”

(c) Availability of Documents. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Where You Can Find More Information”

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the Shares or his, her or its representative who has been so designated in writing.

Item 10 Source and Amounts of Funds or Other Consideration

(a) Source of Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Financing of the Merger”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

(b) Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Financing of the Merger”

(c) Expenses. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Summary Term Sheet—Fees and Expenses”

•	“Special Factors—Fees and Expenses”

•	“The Merger Agreement and Plan of Merger—Fees and Expenses”

(d) Borrowed Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Financing of the Merger”

•	“The Merger Agreement and Plan of Merger—Financing”

Item 11 Interest in Securities of the Subject Company

(a) Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(b) Securities Transaction. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Transactions in the Shares and ADSs”

Item 12 The Solicitation or Recommendation

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors—Voting by the Rollover Shareholders at the Extraordinary General Meeting”

•	“The Extraordinary General Meeting—Vote Required”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(e) Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Recommendations of the Special Committee and the Board of Directors”

•	“Summary Term Sheet—Position of the Buyer Group as to Fairness”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board of Directors”

•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

•	“The Extraordinary General Meeting—Our Board’s Recommendation”

Item 13 Financial Statements

(a) Financial Information. The audited financial statements of the Company for the year ended March 31, 2012, the three months ended June 30, 2012 and the year ended June 30, 2013 are incorporated herein by reference to the Company’s Form 20-F for the year ended June 30, 2013 filed on October 24, 2013 (see page F-1 and following pages).

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Financial Information”

•	“Where You Can Find More Information”

(b) Pro Forma Information. Not applicable.

Item 14 Persons/Assets, Retained, Employed, Compensated or Used

(a) Solicitation or Recommendations. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“The Extraordinary General Meeting—Solicitation of Proxies”

(b) Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Annex D—Directors and Executive Officers of Each Filing Person”

Item 15 Additional Information

(c) Other Material Information. The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16 Exhibits

(a)-(1) Preliminary Proxy Statement of the Company dated                     , 2014 (the “Proxy Statement”).

(a)-(2) Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3) Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)-(4) Form of ADS Voting Instructions Card, incorporated herein by reference to the Proxy Statement.

(a)-(5) Press Release issued by the Company, dated July 30, 2014, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on July 30, 2014.

(b)-(1) Equity Commitment Letter, dated July 30, 2014, by and between Yiheng and Holdco, incorporated herein by reference to Exhibit 3 to Schedule 13D filed with the SEC on July 30, 2014.

(b)-(2) Facility Agreement, dated as of July 30, 2014, by and among Holdco, Parent, Merger Sub and China Minsheng Banking Corp., Ltd., Hong Kong Branch, incorporated herein by reference to Exhibit 2 to Schedule 13D filed with the SEC on July 30, 2014.

(c)-(1) Opinion of Duff & Phelps, LLC, dated July 30, 2014, incorporated herein by reference to Annex B to the Proxy Statement.

(c)-(2) Fairness Analysis Presented to the Special Committee of Independent Directors, dated July 30, 2014, of Duff & Phelps, LLC.*

(d)-(1) Agreement and Plan of Merger, dated as of July 30, 2014, by and among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.

(d)-(2) Rollover and Support Agreement, dated as of July 30, 2014, by and among Holdco, Parent and the Rollover Shareholders, incorporated herein by reference to Annex E to the Proxy Statement.

(d)-(3) Limited Guarantee, dated as of July 30, 2014, by Valuetrue in favor of the Company, incorporated herein by reference to Exhibit 6 to Schedule 13D filed with the SEC on July 30, 2014.

(d)-(4) Limited Guarantee, dated as of July 30, 2014, by Grow Grand in favor of the Company, incorporated herein by reference to Exhibit 7 to Schedule 13D filed with the SEC on July 30, 2014.

(d)-(5) Limited Guarantee, dated as of July 30, 2014, by the Sequoia Capital China Funds in favor of the Company, incorporated herein by reference to Exhibit 8 to Schedule 13D filed with the SEC on July 30, 2014.

(d)-(6) Limited Guarantee, dated as of July 30, 2014, by Yiheng in favor of the Company, incorporated herein by reference to Exhibit 9 to Schedule 13D filed with the SEC on July 30, 2014.

(d)-(7) Interim Investors Agreement, dated as of July 30, 2014, by and among Holdco, Parent, Merger Sub, Ms. Na Lai Chiu, Valuetrue, Mr. Shing Yung Ma, Grow Grand, SC China Holdings Limited and Yiheng, incorporated herein by reference to Exhibit 5 to Schedule 13D filed with the SEC on July 30, 2014.

(f)-(1) Dissenter Rights, incorporated herein by reference to the section entitled “Dissenter Rights” in the Proxy Statement.

(f)-(2) Section 238 of the Cayman Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex C to the Proxy Statement.

(g) Not applicable.

*	Previously filed on August 18, 2014

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 17, 2014

Le Gaga Holdings Limited

By:	/s/ Chung Bong Pang
Name:	Chung Bong Pang
Title:	Chairman of the Special Committee

Harvest Holdings Limited

By:	/s/ Na Lai Chiu
Name:	Na Lai Chiu
Title:	Director

Harvest Parent Limited

By:	/s/ Na Lai Chiu
Name:	Na Lai Chiu
Title:	Director

Harvest Merger Limited

By:	/s/ Na Lai Chiu
Name:	Na Lai Chiu
Title:	Director

Ms. Na Lai Chiu

By:	/s/ Na Lai Chiu

Valuetrue Investments Limited

By:	/s/ Na Lai Chiu
Name:	Na Lai Chiu
Title:	Director

Mr. Shing Yung Ma

By:	/s/ Shing Yung Ma

Grow Grand Limited

By:	/s/ Shing Yung Ma
Name:	Shing Yung Ma
Title:	Director

Sequoia Capital China I, L.P.

By:	/s/ Kok Wai Yee
Name:	Kok Wai Yee
Title:	Authorised Signatory

Sequoia Capital China Partners Fund I, L.P.

By:	/s/ Kok Wai Yee
Name:	Kok Wai Yee
Title:	Authorised Signatory

Sequoia Capital China Principals Fund I, L.P.

By:	/s/ Kok Wai Yee
Name:	Kok Wai Yee
Title:	Authorised Signatory

Sequoia Capital China Growth Fund I, L.P.

By:	/s/ Kok Wai Yee
Name:	Kok Wai Yee
Title:	Authorised Signatory

Sequoia Capital China Growth Partners Fund I, L.P.

By:	/s/ Kok Wai Yee
Name:	Kok Wai Yee
Title:	Authorised Signatory

Sequoia Capital China GF Principals Fund I, L.P.

By:	/s/ Kok Wai Yee
Name:	Kok Wai Yee
Title:	Authorised Signatory

SC China Holding Limited

By:	/s/ Kok Wai Yee
Name:	Kok Wai Yee
Title:	Authorised Signatory

Mr. Neil Nanpeng Shen

By:	/s/ Neil Nanpeng Shen

YH Greenhouse, LLC

By: Yiheng Capital, LLC, its Manager

By:	/s/ Yuanshan Guo
Name:	Yuanshan Guo
Title:	Authorised Signatory

Yiheng Capital, LLC

By:	/s/ Yuanshan Guo
Name:	Yuanshan Guo
Title:	Authorised Signatory

Mr. Yuanshan Guo

By:	/s/ Yuanshan Guo

SIG China Investments One, Ltd.

By: SIG Asia Investment LLLP, as authorized agent

By: Heights Capital Management, Inc., as authorized agent

By:	/s/ Michael L. Spolan
Name:	Michael L. Spolan
Title:	General Counsel

SIG Asia Investment, LLLP

By:	/s/ Michael L. Spolan
Name:	Michael L. Spolan
Title:	Vice President

Mr. Ming Xia Fu

By:	/s/ Ming Xia Fu

Honeycomb Assets Management Limited

By:	/s/ Ming Xia Fu
Name:	Ming Xia Fu
Title:	Director

Mr. Wei Min Xia

By:	/s/ Wei Min Xia

Limewater Limited

By:	/s/ Wei Min Xia
Name:	Wei Min Xia
Title:	Director

Mr. Kin Ip Law

By:	/s/ Kin Ip Law

Natural Eternity Limited

By:	/s/ Kin Ip Law
Name:	Kin Ip Law
Title:	Director

Mr. Gordon Xiaogang Wang

By:	/s/ Gordon Xiaogang Wang

Win Seasons Holdings Limited

By:	/s/ Gordon Xiaogang Wang
Name:	Gordon Xiaogang Wang
Title:	Director

Mr. Ming Ho Lui

By:	/s/ Ming Ho Lui

EXHIBIT INDEX

(a)-(1) Preliminary Proxy Statement of the Company dated                     , 2014 (the “Proxy Statement”).

(a)-(2) Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3) Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)-(4) Form of ADS Voting Instructions Card, incorporated herein by reference to the Proxy Statement.

(a)-(5) Press Release issued by the Company, dated July 30, 2014, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on July 30, 2014.

(b)-(1) Equity Commitment Letter, dated July 30, 2014, by and between Yiheng and Holdco, incorporated herein by reference to Exhibit 3 to Schedule 13D filed with the SEC on July 30, 2014.

(b)-(2) Facility Agreement, dated as of July 30, 2014, by and among Holdco, Parent, Merger Sub and China Minsheng Banking Corp., Ltd., Hong Kong Branch, incorporated herein by reference to Exhibit 2 to Schedule 13D filed with the SEC on July 30, 2014.

(c)-(1) Opinion of Duff & Phelps, LLC, dated July 30, 2014, incorporated herein by reference to Annex B to the Proxy Statement.

(c)-(2) Fairness Analysis Presented to the Special Committee of Independent Directors, dated July 30, 2014, of Duff & Phelps, LLC.*

(d)-(1) Agreement and Plan of Merger, dated as of July 30, 2014, by and among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.

(d)-(2) Rollover and Support Agreement, dated as of July 30, 2014, by and among Holdco, Parent and the Rollover Shareholders, incorporated herein by reference to Annex E to the Proxy Statement.

(d)-(3) Limited Guarantee, dated as of July 30, 2014, by Valuetrue in favor of the Company, incorporated herein by reference to Exhibit 6 to Schedule 13D filed with the SEC on July 30, 2014.

(d)-(4) Limited Guarantee, dated as of July 30, 2014, by Grow Grand in favor of the Company, incorporated herein by reference to Exhibit 7 to Schedule 13D filed with the SEC on July 30, 2014.

(d)-(5) Limited Guarantee, dated as of July 30, 2014, by the Sequoia Capital China Funds in favor of the Company, incorporated herein by reference to Exhibit 8 to Schedule 13D filed with the SEC on July 30, 2014.

(d)-(6) Limited Guarantee, dated as of July 30, 2014, by Yiheng in favor of the Company, incorporated herein by reference to Exhibit 9 to Schedule 13D filed with the SEC on July 30, 2014.

(d)-(7) Interim Investors Agreement, dated as of July 30, 2014, by and among Holdco, Parent, Merger Sub, Ms. Na Lai Chiu, Valuetrue, Mr. Shing Yung Ma, Grow Grand, SC China Holdings Limited and Yiheng, incorporated herein by reference to Exhibit 5 to Schedule 13D filed with the SEC on July 30, 2014.

(f)-(1) Dissenter Rights, incorporated herein by reference to the section entitled “Dissenter Rights” in the Proxy Statement.

(f)-(2) Section 238 of the Cayman Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex C to the Proxy Statement.

(g) Not applicable.

*	Previously filed on August 18, 2014